82-3729

HORNBACH

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
USA

06015464

RECEIVED
2006 JUL 25 P 3:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Bornheim, July 18, 2006

HORNBACH-Baumarkt-AG – File number 82-3729

SUPPL

Dear Sir or Madam,

enclosed please find our press release which was published on July 14, 2006 concerning the changes in our Supervisory Board further please find enclosed the ad-hoc announcement of today concerning the share option plan for your documentation.

PROCESSED
JUL 25 2006
THOMSON FINANCIAL

Kind regards,

pp. Judith Sommer

Enclosure

Changes in the Supervisory Board

Albert Hornbach retires and is succeeded by his sons – Kingfisher CEO Gerry Murphy also on Supervisory Board

Frankfurt , 07. 14. 2006. Albert Hornbach, Sir Francis Mackay and Ian Cheshire are due to retire from the Supervisory Board of HORNBACH HOLDING AG upon the conclusion of today's AGM. The AGM of HORNBACH-Baumarkt-AG held yesterday also saw changes in the composition of the Supervisory Board.

After 14 years on the Board of Management of the parent company and four years as a member of its Supervisory Board, Albert Hornbach is set to withdraw from business life at the age of 71. He also retired from the Supervisory Board of HORNBACH-Baumarkt-AG at the company's Annual General Meeting held yesterday. He is to be succeeded on the respective boards by two of his sons: Christoph Hornbach, director of a music school near Aschaffenburg, will assume his function at HORNBACH HOLDING AG, while Martin Hornbach, a management consultant in Neustadt, will take over this position at HORNBACH-Baumarkt-AG. The latter was a member of the Board of Management of this company from 1998 until his departure from the company in 2001.

There have also been changes in other Supervisory Board positions. Gerry Murphy, Group Chief Executive of Kingfisher, and George Adams, Chief Executive for UK Trade at Kingfisher plc, have been elected as new members of the Supervisory Board at HORNBACH HOLDING AG. They thus succeed Sir Francis Mackay, Chairman of Kingfisher plc, and Ian Cheshire, Chief Executive Officer of B & Q, who have retired from their respective positions on the Supervisory Board.

HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com

Ad-hoc-Mitteilung ENGLISCH

HORNBACH-Baumarkt-AG

Share Option Plan: Approx. 80,000 subscription rights exercised

Bornheim bei Landau, July 18, 2006.

A total of around 80,000 subscription rights were conditionally exercised based on the 1999 share option plan at HORNBACH-Baumarkt-AG in the latest exercise window between July 7 and July 14, 2006 in accordance with the terms and conditions governing the share option plan. Starting on Tuesday, July 18, 2006, the orders for the sale of shares thereby created in HORNBACH-Baumarkt-AG will be placed on the stock exchange by the bank commissioned with the handling of the share option plan over a period of five weeks, thus protecting the share price. In case it is not possible to sell all of these shares completely within this period given, the subscription rights will only be exercised on a prorated basis.
On the basis of the 1997 share option plan a maximum of up to 72,000 option rights may be issued during the three weeks conversion period between July 18 and August 7, 2006. This right may only be exercised, however, if the closing price of the HORNBACH-Baumarkt share on the day prior to exercising the option right exceeded the performance threshold of €35.22.

Contact:

HORNBACH-Baumarkt-AG
Investor Relations
Axel Müller
Phone: +49(0) 6348-60 2444
Fax: +49(0) 6348-60 4299
E-mail: axel.mueller@hornbach.com